

September 23, 2011

Via Facsimile
Mr. Richard Bachman
Chief Executive Officer
Mustang Geothermal Corp.
10580 N. McCarran Boulevard
Building 115 – 208
Reno, Nevada 89503

> **Re: Mustang Geothermal Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended December 31, 2010**
> **Filed July 11, 2011**
> **File No. 0-50191**

Dear Mr. Bachman:

We have reviewed your responses filed on August 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for Fiscal Quarter Ended December 31, 2010

Controls and Procedures, page 20

1.   We note your proposed disclosure related to your previous conclusions regarding the effectiveness of disclosure controls and procedures as of the quarterly period ended December 31, 2010. You have identified material weaknesses and/or deficiencies in your accounting communications protocols which would appear to lead to the conclusion that your disclosure controls and procedures are not effective for this reporting period. Please revise to clearly disclose your conclusion regarding the effectiveness of your disclosure

controls and procedures and file this revised disclosure in an amendment to your Form 10-K as of March 31, 2011.

2. We also note your conclusion regarding your internal control over financial reporting as of December 31, 2010 was, with the exception noted above, effective in the specific areas described in the "Disclosure Controls and Procedures" section above. Your internal controls over financial reporting are either effective or not effective. Your disclosure that your controls were effective with exception is not appropriate. Please revise your disclosure to clarify your conclusion, and we reissue our comment to please note the instruction to Item 4 of the Form 10-Q to provide the disclosures required by Items 307 and 308(c) of Regulation S-K. We encourage you to review these sections of Regulation S-K to ensure you are providing the appropriate required disclosure.

Form 10-K for Fiscal Year Ended March 31, 2011

Report of Independent Registered Public Accounting Firm, page F-2

3. We note the audit report issued by PLS CPA dated July 14, 2011 references their audit of the accompanying consolidated financial statements as of and for the year ended March 31, 2011, but no reference is made to the financial statements as of and for the year ended March 31, 2010. If PLS CPA did not audit the financial statements as of and for the year ended March 31, 2010, please amend your filing to include an audit opinion that covers the prior period. If such report was issued by your previous auditors, please also file the appropriate related consent from such auditor.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 31

4. We note you have concluded that during the period covered by this report your disclosure controls and procedures were effective. We also note your remediation efforts included hiring a Chief Financial Officer on April 8, 2011 and according to your Item 4.01 Form 8-K you changed your independent audit firm effective June 9, 2011. Given these remediation efforts were implemented subsequent to your reporting period at March 31, 2011, tell us in greater detail what specific efforts were implemented to remediate your material weaknesses and how you have concluded your disclosure controls and procedures could be effective.

5. We also note management concluded that your internal control over financial reporting as of March 31, 2011 was effective. Please tell us how you reached this conclusion given no remediation efforts were effective as of the end of the reporting period.

6. Please ensure your disclosures regarding controls and procedures address any changes in internal controls over financial reporting as required by Item 308(c) of Regulation S-K.

You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief